Exhibit 99.1

Results of Annual General Meeting

15 June 2021

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq: SLN ("Silence" or "the Company"), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announces that at its Annual General Meeting held today, 15 June 2021, all resolutions set out in the notice of meeting were duly passed on a poll.

The votes were as follows:

Resolution *Indicates special resolution	Votes for	%	Votes against	%	Votes total*	% of ISC voted	Votes withheld
1 – Receive and adopt the 2020 UK Annual Report	36,083,741	100.00%	0	0.00%	36,083,741	40.23%	21,958
2 – Re-appoint Mark Rothera as a director	36,030,331	99.79%	74,748	0.21%	36,105,079	40.26%	620
3 – Re-appoint Dr. Michael Davidson as a director	36,080,250	99.93%	24,829	0.07%	36,105,079	40.26%	620
4 – Re-appoint Dr. Giles Campion as a director	36,042,763	99.83%	62,316	0.17%	36,105,079	40.26%	620
5 – Approve the directors’ remuneration report	35,285,210	97.73%	820,064	2.27%	36,105,274	40.26%	425
6 – Approve the directors’ remuneration policy	35,240,884	97.61%	864,390	2.39%	36,105,274	40.26%	425
7 – Re-appoint PricewaterhouseCoopers LLP as auditors of the Company	27,375,812	97.44%	719,478	2.56%	28,095,290	31.33%	8,010,409
8 – Authorise the directors to allot shares and grant rights to subscribe for, or convert securities into, shares	31,771,639	99.82%	57,480	0.18%	31,829,119	35.49%	4,276,580
9 – Disapply pre-emption rights in connection with an allotment of equity securities for cash*	29,459,251	97.48%	761,703	2.52%	30,220,954	33.70%	5,884,745

The number of the Company’s ordinary shares in issue as at the date of the meeting was 89,685,448 ordinary shares of nominal value 5p each.

*Excludes votes withheld.

A vote withheld is not a vote in law and has not been counted in the calculation of the proportion of votes for and against the resolutions.

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR & Corporate Communications	Tel: +1 (646) 637-3208
Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970
European PR Consilium Strategic Communications Mary-Jane Elliott/Chris Welsh/Angela Gray silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body's natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence's proprietary mRNAi GOLD™ platform can be used to create siRNAs that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence's wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address iron loading anemias. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Takeda, among others. For more information, please visit https://www.silence-therapeutics.com/.